February 1, 2023

BY E-MAIL AND BY EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission

100 F St., N.E.
Washington, D.C. 20549

Attn: Tracey Houser

  Terence O’Brien

Re:	Nano-X Imaging Ltd.

Form 20-F for Fiscal Year Ended December 31, 2021

Filed May 2, 2022

Response Letter Dated January 5, 2023

File No. 001-39461

Dear Ms. Houser and Mr. O’Brien:

NANO-X IMAGING LTD (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated January 18, 2023 (the “Comment Letter”) with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”) filed with the Commission by the Company on May 2, 2022.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Form 20-F. All references to page numbers and captions (unless otherwise stated) under the header titled “Form 20-F for Fiscal Year Ended December 31, 2021” correspond to the page numbers and captions in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

E. Critical Accounting Estimates, page 90

1.	We note your response and draft disclosures provided in response to comment 3. Please tell us your consideration of also providing the requested disclosures for impairment of long-lived assets considering the significance of property and equipment and intangible assets to your financial statements and also legal and other contingencies considering the three legal proceedings and the SEC investigation.

Response

The Company acknowledges the Staff’s comment. The Company will prospectively include discussion and analysis of its critical accounting estimates in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 that provides disclosures for impairment of long-lived assets and legal and other contingencies substantially similar to the disclosure below:

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

February 1, 2023

“Impairment of Long-Lived Assets

Our long-lived assets, such as property, plant and equipment and identifiable intangible assets, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators which could trigger an impairment may include, among others, any significant changes in the manner of our use of the assets or the strategy of our overall business, certain reorganization initiatives, significant negative industry or economic trends or when we conclude that it is more likely than not that an asset will be disposed of or sold.

The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Our identifiable intangible assets were recognized as part of the business combinations we executed in 2021. Our identifiable intangible assets are comprised of developed technology, image big data, market platform, radiologists’ relationships, trade names and customer relationships.

This measurement includes significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets such as assumptions associated with forecasting profitability, including operational margins and capital expenditures.

Newly acquired and recently impaired long-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value annually or when triggering events are present. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact our ability to recover the carrying value and can result in an impairment charge. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations.

During the year ended December 31, 2021, we did not record any impairment charges related to our definite-life intangible assets.

During the years ended December 31, 2022 and 2021, an impairment charge in the amount of $[●] thousand and $214 thousand was recorded for the years ended December 31, 2022 and 2021, respectively in relation to our Property, Plant and Equipment. During the year ended December 31, 2019, we did not record any impairment charges related to our Property, Plant and Equipment.

Legal and Other Contingencies

We are involved in claims and other legal proceedings that arise from time to time in the ordinary course of business. We record accruals for these types of contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable. When accruing these costs, we recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, we accrue the minimum amount within the range. We record anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected. Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss would be incurred and the amount of the liability can be estimated, then the Company records an accrued expense in the Company’s consolidated financial statements based on its best estimate. Loss contingencies considered by management to be remote are generally not disclosed unless material.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

February 1, 2023

We review the adequacy of the accruals on a periodic basis and may determine to alter our reserves at any time in the future if we believe it would be appropriate to do so. As such accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates, accruals may materially differ from actual verdicts, settlements or other agreements made with regards to such contingencies. Litigation outcomes and contingencies are unpredictable and excessive verdicts can occur. Accordingly, management’s assessments involve complex judgments concerning future events and often rely heavily on estimates and assumptions.

As of December 31, 2021, we have not accrued any losses other than legal fees in connection with our legal proceedings, including two securities class action cases and the SEC investigation. Given the status of the two securities class action cases and the SEC investigation, we cannot reasonably estimate the possible loss or a range of possible loss from such cases or the SEC investigation due to the lack of specific damages claimed and the unpredictable nature of future events. The Company did not accrue any liability in connection with the dismissed complaint brought against the Company, its recently-formed Delaware subsidiary, and Nanox Gibraltar PLC.”

2.	We note your response to comment 4. Please provide us with a draft of the disclosures that you intend to include in your fiscal year 2022 Form 20-F that provide the requested information regarding testing goodwill for impairment. In this regard, the related draft disclosures provided in response to comment 3 do not provide any company-specific or quantitative information requested. We further note that you performed an interim test of goodwill during the second quarter of fiscal year 2022, which resulted in the recognition of a $14.3 million goodwill impairment charge associated with the AI Solutions segment.

Response

The Company is currently completing the annual impairment test for the fiscal year ended December 31, 2022 and acknowledges the Staff’s comment. The Company confirms that it has performed an interim test of goodwill impairment during the second quarter of fiscal year 2022, which resulted in the recognition of a $14.3 million goodwill impairment charge associated with the AI solutions segment. The Company will include the disclosures as required by ASC 350-20-50-2 in its financial statements for the fiscal year ended December 31, 2022.

The Company will prospectively include a discussion and analysis of the quantitative impairment testing, if any, in its critical accounting estimates in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and going forward, substantially similar to the disclosure below:

Goodwill

“We determine the fair value of our reporting units using a discounted cash flow model, which utilizes key assumptions such as projected revenues, cost of revenues and operating expenses. These assumptions were determined by management utilizing our internal operating plan, growth rates for revenues and operating expenses and margin assumptions. An additional key assumption under this approach is the discount rate, based on the weighted average cost of capital, which is adjusted for current risk-free rates of capital, current market interest rates, and the evaluation of a risk premium relevant to the business segment.

If our assumptions relative to revenue growth rates, cost of revenues and operating expenses were to change, our fair value calculation may change, which could result in impairment. If our assumptions relative to the discount rate and the evaluation of risk premium growth rates were to change, our fair value calculation may change, which could result in impairment. Management uses the income approach to determine the fair value of the reporting units because it considers the anticipated future financial performance of the reporting units. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

February 1, 2023

Our goodwill is tested for impairment at least on an annual basis, on the last day of the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable. When necessary, we record charges for impairments of goodwill for the amount by which the carrying amount of the respective reporting unit exceeds its fair value.

Goodwill impairment assessment for the year ended December 31, 2022

AI solutions reporting unit

During the second quarter and given triggering events arising from the increase of the discount rate and changes in management estimates, we performed a quantitative annual assessment for goodwill impairment for our AI solutions reporting unit and concluded that the fair value of the AI reporting unit exceeded its carrying amount by approximately [●]%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $14.3 million.

We also performed a quantitative annual assessment for goodwill impairment and concluded that the fair value of the AI reporting unit exceeded its carrying amount by approximately [●]%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $[●] million.

When evaluating the fair value of the AI solutions reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of [●]% determined based on the growth prospects of the reporting unit; and (c) a discount rate of [●]% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions reporting unit’s operations and the uncertainty inherent in our internally developed forecasts.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of [●]% or an increase of [●]% to the discount rate would have reduced the fair value of AI Solutions reporting unit by approximately $[●] million and $[●] million, respectively.

Radiology services reporting unit

We performed a quantitative assessment for goodwill impairment for our teleradiology reporting unit and concluded that the fair value of the radiology services reporting unit exceeded its carrying amount by approximately [●]%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $[●] million.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

February 1, 2023

When evaluating the fair value of the radiology services reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of [●]% determined based on the growth prospects of the reporting unit; and (c) a discount rate of [●]% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the radiology services reporting unit’s operations and the uncertainty inherent in our internally developed forecasts.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of [●]% or an increase of [●]% to the discount rate would have reduced the fair value of the radiology services reporting unit by approximately $[●] million and $[●] million, respectively.

As of December 31, 2022, the percentage by which the estimated fair value of our reporting units exceed the carrying value was as the following:

	Goodwill from acquisition of Nanox AI Unit #1		Goodwill from acquisition of USARAD Unit #2
Goodwill Assigned (in millions)	$ [●]		$ [●]
Fair Value/Carrying Amount	[●]	%	[●]	%

Goodwill impairment assessment for the year ended December 31, 2021

As of December 31, 2021, we evaluated that there was no notable change in qualitative factors due to the short period of time that had lapsed from the acquisition date through December 31, 2021. Therefore, we did not determine that it was more likely that not that the fair value of each reporting unit was less than its carrying amount. As such, we concluded that no further impairment testing was required for either reporting unit as of December 31, 2021.”

* * * * *

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

February 1, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 982-0269.

Very truly yours,

/s/ Ran Daniel
Ran Daniel
Chief Financial Officer

cc:	Michael Zeidel

Yossi Vebman
Skadden, Arps, Slate, Meagher & Flom LLP